October 12, 2012

VIA EDGAR

Attention: Chad Eskildsen,

Division of Investment Management

Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Washington, D.C. 20549

Re:	Virtus Opportunities Trust
File Nos. 033-65137 and 811-07455

Dear Mr. Eskildsen:

This letter responds to your oral comments following the filing of our initial response letter to your earlier comments regarding the annual report for Virtus Opportunities Trust (“Registrant”), filed with the Securities and Exchange Commission (the “Commission”) April 24, 2012. We have presented the comment and our response below:

Comment 1. The Staff has reviewed your earlier response in relation to the Staff’s review of the fund’s annual report and other regulatory filings and notes that disclosure contained in the fund’s Form N-SAR states that the fund has a “dollar weighted average portfolio maturity” higher than would be expected given its principal investment strategy of investing in “primarily short-term securities having an expected dollar-weighted average maturity or three years of less.” Please explain why this is appropriate in light of the stated principal investment strategy. Under the SEC name rule, the fund needs to invest at least 80% of its assets in short-term bonds.

Response 1. As stated in our previous response letter filed on April 24, 2012, when the fund’s subadviser considers the maturity of a security in, or being considered for, the fund’s portfolio, it focuses on the subadviser’s determination of the security’s expected maturity rather than its final maturity. The expected maturity of a security is estimated by the fund’s subadviser based upon various factors, such as the date of the next demand feature for a security, the date of the next interest rate reset for an adjustable rate security, and estimated future prepayments on a security with uncertain future cash flows. When the fund’s portfolio is viewed in light of this method of determining expected maturity, which significantly shortens the period from the final maturity dates listed in the fund’s annual report, the fund is invested primarily in securities having an expected dollar-weighted average maturity of three years or less.

Question 63 on Form N-SAR requires the fund to list the dollar-weighted average portfolio maturity at the end of the period covered by the report, which is a backward-looking analysis that does not include all of the same factors used to determine the expected dollar-weighted average maturity of the securities within the portfolio, including anticipated interest rate changes which the fund’s subadviser must consider in order to comply with the fund’s investment objective of “providing high current income while attempting to limit changes in the fund’s net asset value per share caused by interest rate changes.” Therefore, the dollar-weighted average portfolio maturity reported on Form N-SAR may be longer or shorter (though it will most often be longer) than the expected dollar-weighted average maturity as determined by the fund’s subadviser. The fund’s principal investment strategy as stated in its prospectus is to invest primarily in securities having an expected dollar-weighted average maturity of three years or less, which it does. Therefore, we continue to believe that the fund is in compliance with both its principal investment strategy and the SEC name rule.

Securities and Exchange Commission

October 12, 2012

If you would like to discuss this response in further detail or if you have any questions, please feel free to contact Ann Flood at (860) 263-4746 or the undersigned at (860) 263-4791. Thank you.

Best regards,

/s/ Kevin J. Carr

Kevin J. Carr

cc:	Ann Flood
Jennifer Fromm